OMB APPROVAL
                                                --------------------------------
                                                OMB Number:            3235-0145
                                                Expires:        October 31, 1997
                                                Estimated average burden
                                                hour per response..........14.90


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Village Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  927051102000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           William D. Rueckert, 167 Old Post Road, Southport, CT 06490
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  April 6, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 927051102000                                        Page 2 of 12 Pages
----------------------                                        ------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 David A. Rosow

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA


                        7      SOLE VOTING POWER

                                    65,500

         NUMBER OF      8      SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH         9      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    65,500
           WITH
                       10      SHARED DISPOSITIVE POWER




  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     65,500

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.4%

  14     TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D

CUSIP No. 927051102000                                        Page 3 of 12 Pages
----------------------                                        ------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               William D. Rueckert

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA


                        7      SOLE VOTING POWER

                                    29,300

         NUMBER OF      8      SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH         9      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    29,300
           WITH
                       10      SHARED DISPOSITIVE POWER




  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     29,300

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.5%

  14     TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D

CUSIP No. 927051102000                                        Page 4 of 12 Pages
----------------------                                        ------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Josiah T. Austin

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA


                        7      SOLE VOTING POWER



         NUMBER OF      8      SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 94,470
         OWNED BY
           EACH         9      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON
           WITH
                       10      SHARED DISPOSITIVE POWER

                                    94,470


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     94,470

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.9%

  14     TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D

CUSIP No. 927051102000                                        Page 5 of 12 Pages
----------------------                                        ------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Valer C. Austin

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA


                        7      SOLE VOTING POWER



         NUMBER OF      8      SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 94,470
         OWNED BY
           EACH         9      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON
           WITH
                       10      SHARED DISPOSITIVE POWER

                                    94,470


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     94,470

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.9%

  14     TYPE OF REPORTING PERSON*

                                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

Item 1.  Security and Issuer

     The title and class of equity security to which this statement  relates is:
Common Stock par value $3.33 ("Common Stock"). The name and address of the principal executive office of the issuer is: Village Bancorp., Inc. ("Bancorp"), 25 Prospect Street, Ridgefield, Connecticut, 06877.


Item 2.  Identity and Background

         (A) This schedule 13-D is filed by and on behalf of: Josiah T. Austin and Valer C. Austin (the "Austins"); David A. Rosow ("Rosow"); and William D. Rueckert ("Rueckert"), collectively the Filers.

         (B) The principal business address of each of the persons filing this statement is as follows:

                       Josiah T. Austin
                       El Coronado Ranch
                       Star Route 395
                       Pearce, AZ  85624

                       Valer C. Austin
                       El Coronado Ranch
                       Star Route 395
                       Pearce, AZ  85624

                       David A. Rosow
                       167 Old Post Road
                       Southport, CT  06490

                       William D. Rueckert
                       167 Old Post Road
                       Southport, CT  06490

         (C) Josiah T. Austin and Valer C. Austin are presently principally occupied as individual investors.

     David A. Rosow is presently principally employed as Chairman and Chief Executive Officer of International Golf Group, Inc., 167 Old Post Road, Southport, CT 06490, the principal business of which is the ownership and management of golf courses.

     William D. Rueckert is presently principally employed as President of International Golf Group, Inc., 167 Old Post Road, Southport, CT 06490, the principal business of which is the ownership and management of golf courses.

         (D) During the past five years, none of the persons filing this report has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the past five years, none of the persons filing this report has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation, relating to such laws.

         (F)  Each of the persons filing this report is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     All of the shares owned by the Filers were acquired by them prior to December 13, 1996 and not as a consequence of the event causing the report to be made.

     With respect to the shares owned by the Austins which are covered by this statement, the shares were purchased for an aggregate price of $620,020.00. The source of funds for such purchases is personal funds.

     With respect to the shares owned by Rosow which are covered by this statement, the shares were purchased for an aggregate price of $576,306.00. The source of the funds for such purchases is personal funds.

     With respect to the shares owned by Rueckert which are covered by this statement, the shares were purchased for an aggregate price of $234,400.00. The source of the funds for such purchases is personal funds.

Item 4.  Purpose of Transaction

     The Filers acquired the securities of the issuer solely for investment purposes.

     On April 6, 1998, the Filers mailed a letter to the Board of Directors of the issuer, the contents of the letter are as follows:


                                 DAVID A. ROSOW
                                167 Old Post Road
                        Southport, Connecticut 06490-1301


April 1, 1998


Edward J. Hannafin, Esq.
Chairman of the Board and
The Board of Directors
Village Bancorp
27 Prospect Street
Ridgefield, CT  06877

Dear Mr. Hannafin and the Board of Directors:

     The undersigned filed a Form 13D with the Securities Exchange Commission on December 20, 1996 to report our combined ownership interest in Village Bancorp (the "Company"). The first purchase by any member of our group occurred on or about May 23, 1994 and currently we own a combined total of 9.9% of the Company's stock. Based upon publicly available information we believe our group is the largest shareholder of the Company.

     Mr. Hannafin, Chairman of the Board of Directors met in 1996 with David Rosow, during which time the strategic objectives of the Company were discussed. Mr. Rosow indicated that the Company was not achieving financial performance equivalent to other banks of its size or other banks in the very attractive market area of Fairfield County. Mr. Hannafin replied that the opening of the Danbury offices and other programs would combine to enhance returns on Shareholder Equity.

     Mr. Rueckert reiterated Mr. Rosow's concerns in a letter to Mr. Hannafin dated May 30, 1997 outlining peer group performance and the Company's lagging participation. In his response, Mr. Hannafin stated that the Board is continuing its "long range plan of development" including new branches with expanded loan and trust opportunities.

     To put it bluntly, the Company's largest shareholders believe that the Board and Management have squandered an opportunity to realize substantial value for the shareholders. We do not believe that our Company can produce future earning which will justify the investment in time and capital represented by the Board's actions over the past three years nor make up for the unsatisfactory results of those years.

     Despite the opening of the Danbury office, a new branch in Westport, Connecticut, expansion of Trust Department activities and we presume other decisions designed to improve financial performance, no improvement in financial results has been reported to the Shareholders.

     In fact, the Company's performance has deteriorated.

     The recent announcement of the earnings for the period ended December 31, 1997 were substantially below those of a year ago. While the Company's fourth quarter report points out the 24% increase in total assets for the year, the value of the shareholders' investment as represented by stockholders' equity only increased 3.7% on an earnings decline of 35%. This is extremely disappointing since locally and nationwide, bank profits, returns on equity and returns on assets have been at record levels.

     On a longer term basis, the core results of the Company have declined for each of the past three fiscal years. Net interest margins have fallen and efficiency ratios have increased. Most importantly, earnings before taxes and loan loss provisions have declined.

     The table below outlines the distressing quarterly financial results this Board and management team have delivered to the shareholders.


                          12/31/97    9/30/97    6/30/97    3/31/97    12/31/96
EPS by Quarter               $0.12      $0.12      $0.17      $0.21       $0.29
Return on Assets -            0.40%      0.43%      0.64%      0.86%       1.22%
(Quarters Annualized)
Return on Equity -            5.62%      5.86%      8.04%     10.57%      14.36%
(Quarters Annualized)
Book Value                   $8.33      $8.29      $8.23      $8.13       $8.03
Efficiency Ratio             79.59%     77.34%      74.0%     71.98%      70.91%
Net Income by Quarter     $223,000   $231,000   $315,000   $409,000    $549,000

     The Board's explanation that the deteriorating results are due to continued investment in the future is unacceptable. Many banks are expanding, all banks invest in the future. Our Company, in the most attractive banking environment in Connecticut, should at least be able to keep up with its peers.

     Quarterly earnings per share have declined 59% since the fourth quarter of 1996 and return on shareholders' equity has plummeted 61%. To our knowledge, no similar banks have suffered such disastrous results in the past year. The table below shows comparative figures for the nine months ended, September 30, 1997 and clearly shows that our Company is seriously underperforming its peer group.

                          Return on Assets   Return on Equity   Efficiency Ratio
Village Bancorp                 0.45%              5.88%              83.7%
Connecticut Median              0.89%             11.64%              69.4%

Source:  First Albany Corp.

     The recent decisions by the Board have included: expansion in a time of intense competition when deposit gathering activities are costly in the face of low loan rates; a stock dividend which has not had any effect on the liquidity of the shares and, enacting a Shareholder Rights Plan which was not voted on by the Shareholders and is an ill advised effort by the Board and Management to protect their positions rather than acting in a fiduciary manner to enhance the value of the interests of the Shareholders.

     The strategic plans of the Board are not working. We cannot see any meaningful prospect for improvement. We do not believe the Directors or Management team can continue to lead this Company into the future and we are convinced that the best means of maximizing value for all the Shareholders is to retain investment banking assistance to sell the Company.

     We believe that there may be other larger institutions who would have an interest in purchasing the Company. A tax free exchange of our Company's stock for that of another institution might provide substantially enhanced value to the Shareholders. A failure by the Board to seriously explore the sale of the Company would be, in our opinion, a flagrant violation of its fiduciary obligations to the Shareholders.

     Based upon Mr. Hannafin's comments to Mr. Rosow and Mr. Rueckert, we suspect that the Board will not be in favor of our request that it engage investment banking advise to explore the sale of the Company. We therefore are prepared to communicate with other Shareholders of our Company on matters relating to our mutual interests as Shareholders, including but not limited to communications with respect to the financial underperformance by the company over the past several years, its ill advised and costly expansion program, the negative effects of the Shareholder Rights program and the alternative values available to the Company's Shareholders.

     We would object strongly to any anti-takeover defenses enacted in the face of this letter, and we intend if necessary to bring the previously enacted Shareholder Rights program initiated by a self serving Board to the appropriate vote of all the Shareholders. We further believe that any effort to improve earnings through an acquisition would involve substantial, and we believe unacceptable, dilution to current shareholders, especially in light of the poor financial performance of the Company to date.

     In order to achieve communication with our fellow Shareholders we hereby request that pursuant to Section 33-946 of the Connecticut Business Corporation Act, we be allowed to inspect and copy the Company's shareholder records including the number of shares held, the names of such Shareholders and their addresses. We are prepared to pay reasonable out-of-pocket expenses incurred by the Company or its Transfer Agent, to provide us with this Shareholder information. In addition, we may at a later date request access to the minutes of the meetings of the Company's Board of Directors.

Respectfully,


/s/   Josiah T. Austin                      /s/   David A. Rosow

/s/   Valer C. Austin                       /s/   William D. Rueckert


Item 5.  Interest in Securities of the Issuer

         (A) Josiah T. Austin and Valer C. Austin, who hold the shares jointly, are the beneficial owners of 94,470 shares of the Common Stock representing 4.9% of the total outstanding shares of the Common Stock. Rosow is the beneficial owner of 65,500 shares of the Common Stock representing 3.4% of the total outstanding shares of the Common Stock. Rueckert is the beneficial owner of 29,300 shares of the Common Stock representing 1.5% of the total outstanding shares of the Common Stock. In the aggregate, the Filers are the beneficial owners of 189,270 shares of the Common Stock representing 9.9% of the total outstanding shares of the Common Stock.

         (B) Josiah T. Austin and Valer C. Austin each share with the other (but not others) the power to vote and dispose of 94,470 shares of the Common Stock. Rosow has sole power to vote and dispose of 65,500 shares of the Common Stock. Rueckert has sole power to vote and dispose of 29,300 shares of the Common Stock.

         (C) No purchases or sales of Common Stock have been made by the Filers in the past sixty days.

         (D) No person other than the Filers, with respect to the Common Stock beneficially owned by each of them, has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock.

         (E)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On December 20, 1996 Filers agreed to use their best efforts to maximize the value of their investments in the Common Stock. They also agreed to evaluate the business, financial condition and prospects of the Issuer, as well as conditions in the economy and the banking industry, with a view toward determining whether to hold, decrease or add to their investment in the Common Stock.

     Except   as  stated   above,   there   are  no   contracts;   arrangements;
understandings or relationships among the Filers and between the Filers and any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

     There is no material to be filed as exhibits to this report.


SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


DATE:  April 15, 1998


s/ Josiah T. Austin
Josiah T. Austin


s/ Valer C. Austin
Valer C. Austin


s/ David A. Rosow
David A. Rosow


s/ William D. Rueckert
William D. Rueckert